U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549


FORM 10-SB
AMENDMENT NO. 1
FILE NO. 0-29834

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE
SECURITIES ACT OF 1934


ENVIRONMENTAL PRODUCTS GROUP, INC.

(Name of Small Business Issuer as specified in its charter)


DELAWARE                          22-3639092

(State or other jurisdiction of        (IRS Employer ID No.)
incorporation or organization)


5230 South Service Road
Burlington, Ontario L7L 5K2 Canada

(Address of Principal Executive Offices)

Issuer's Telephone Number, including area code: (905) 332-3110

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: Common Stock, $.001/share par value

INFORMATION REQUIRED IN REGISTRATION STATEMENT
PART I
Alternative 2


1. If the economy enters a severe recessionary period with a concurrent collapse of the new housing market, then the demand for molding and trim products would be reduced.

2. If the commodity price for the raw material substrates (wood and wood composite products) were to decrease the Company could experience margin and profit pressure.

3. Pending U.S. / Canadian trade disputes relative to steel, plastics, etc. could prevent the Company from being price competitive in the U.S. if the Company manufactured only in Canada (as is the present case). Expansion into the U.S. of its manufacturing capabilities would necessitate additional financing and put pressure on the Company's profits and cash flows.

Given these circumstances, the reader should not place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained elsewhere in this document.

Description of the Business/Properties

Environmental Products Group, Inc. ("Company") was originally incorporated December 1, 1976 as Axelson Advertising and Research, Inc. in the State of Utah. The Company was merged into District Corporation, a Nevada corporation, formed November 14, 1990 and was subsequently merged into Environmental Satellite Corporation, a Delaware corporation, formed on September 26, 1990. The Company's name was changed to Versatech Environment Group, Inc. on July 9, 1993 and changed to Environmental Products Group, Inc. on October 21, 1998.

1. Recent Consolidation

In November 1998 the Company, through a number of transactions, acquired Formulated Mouldings (Canada) Inc. ("FMCI"), Environmental Shelter Corporation Inc. ("ESC") and Environmental Fuel Technology, Inc. ("EFT"). In addition, the Company also purchased a promissory note of FMCI from The Reclamation (US) Corp. The terms and conditions of these transactions are as set forth below.

EFT owned all right, title and interest in and to proprietary information concerning the production of fuel from scrap containerboard waste and other material. The Company acquired that know-how by way of an agreement and plan of reorganization (the "EFT Plan"). Under the terms of the EFT Plan, the Company issued 544,500 shares of its voting common stock to the shareholders of EFT in exchange for all of the outstanding shares of EFT common stock. Under the EFT Plan, EFT is now a wholly owned subsidiary of the Company. Certain officers of the Company were also officers and/or shareholders of EFT (see Item 11 herein for further details).

ESC owned all right, title and interest in and to proprietary technology and know-how regarding the production of extruded plastic sheeting from scrap diaper and other materials. These materials were then designed to be used in connection with plastic shelters. The Company acquired this technology by way of an agreement and plan of reorganization (the "ESC Plan"). Under the ESC Plan, the Company issued 665,000 voting common shares in exchange for all of the outstanding common stock of ESC thereby causing ESC to become a wholly owned subsidiary of the Company. Certain officers of the Company were also officers and/or shareholders of ESC (see Item 11 herein for further details).

FMCI owned all right, title and interest in and to proprietary information concerning the production of extruded plastic moldings from scrap diaper and other material. The Company acquired that know-how by way of an agreement and plan of reorganization (the "FMCI Plan"). Under the terms of the FMCI Plan, the Company issued 7,180,426 shares of its voting common stock to the shareholders of FMCI in exchange for all of the outstanding shares of FMCI common stock. Under the FMCI Plan, FMCI is now a wholly owned subsidiary of the Company. Certain officers of the Company were also officers and/or shareholders of FMCI (see Item 11 herein for further details).

The Company also purchased a promissory note made by FMCI in the principal amount of $885,636.12 (Canadian). FMCI borrowed this money from The Reclamation
(US) Corporation for a variety of purposes, including without limitation, working capital and research and development of its extruded plastic molding products. The Company issued 3,129,878 shares of its voting common stock to purchase the promissory note and subsequently cancelled the note in exchange for the acquisition of FMCI's technology. As a result of the purchase, FMCI now owes the Company the principal amount of the note. Certain officers of the Company were also officers and/or shareholders of The Reclamation (US) Corporation.

As a result of the foregoing transactions, the Company now owns FMCI, EFT and ESC. All of these companies are involved in the business of producing moldings, fuel and shelter, respectively, from recycled plastic materials. Thus, the Company is now in a position to further expand its abilities and technologies in the use of recycled plastic materials.

2. Products

The subsidiary (FMCI) company produces a line of paint grade decorative trim and molding products for the construction industry. The product is made from a plastic compound (patent pending) utilizing an extrusion process. The plastics are purchased as clean recycled material produced as scrap from other manufacturers processes (diaper off-cuts, dental face masks off-cuts) as well as from clean recovered traditional waste management sources.

An extrusion process is the use of a plastic extruder that, once fed into the machine, the plastic is melted and forced through die into the desired shape. The plastic is then cut to size. An off-cut is the surplus material that is trimmed away by the cutting of the material to leave the final product in the shape intended ie. In the case of a diaper it refers to the cut out the
portion of the material where the childs legs must go through.   This part will
be discarded and becomes scrap.

    The formulation is a proprietary mix of the plastics that has additives to decrease the density, inhibit UV (ultra-violet light) deterioration and to ensure paint adhesion. The product contains no toxic elements and has been tested to demonstrate that it meets the same inflammability standards as equivalent wood products. The plastic is extruded using standard extrusion
techniques and equipment.   An extruder is a piece of equipment that melts
small plastic particles as they are forced through an extrusion tube via a screw and then forced out a die head which creates the required profile shape.
 This is much like a tube of toothpaste being squeezed and the paste coming out
round because of the round exit orifice.   Extrusion is continuos versus
moulding which is batch manufacturing.   Extrusion is a less expensive process
than that of moulding.

       The raw materials are readily available as commodity products in the industry from numerous suppliers, with at least one supplier in Canada offering volumes in excess of 80 times the quantity that the Company will require in the foreseeable future.

The manufacturing extrusion lines are now modular in nature and can be quickly replicated. Once one extrusion line is setup and running the same equipment can be duplicated quite easily and the new line will mirror the other. This is what
we refer to as modular in nature.   The Company's financial plan for the next
two years will produce projected profits and revenues as set forth below.

Projected Results

Year          Revenue                  Profit            # Extrusion

         Lines
1998        $5,000                 $(360,000)       Pilot Plant
1999        $4,153,000             $968,000                2

    The current year loss represents the cost associated with the setup and operation of the pilot plant in Burlington, Ontario. This plant allowed the Company to perfect the formulation, dies/calibrators/sizers and the profiles. The small sales volumes reflect the fact that with the current low volume pilot plant extruder, the Company only began producing and selling product to the industry after the November 1998 trade show.

To accomplish the projected financial results the Company will require and
additional capital infusion of some $700,000.    These funds must be raised
prior to the commencement of full production and therefore must be raised
prior.   No additional funding is anticipated at this time as the Company can expand from internal cash flow.

       The Company currently employs 10 people on its staff (2 sales people, 3 executive people and 5 administrative staff). However, with the commencement of full time production, the number of full time employees is expected climb to
15. With the installation of the second extrusion line the Company anticipates adding another 6 employees for production and 1 additional sales person for a total of 22 people.

The Company's product is available in the following industry standard profiles:

2 3/4" Colonial Casing
2 1/4"Colonial Casing
2" Colonial Casing
4" Crown Molding
2 3/4" Colonial Chair-rail
3/4" Quarter-round
3/4" Cove mounding
1 1/4" Colonial Door Stop
1 1/8"Lattice
4 1/8" Colonial Baseboard
3 1/8" Colonial Baseboard

The Company expects to add additional profiles as demand in the market dictates. With its process the Company can duplicate any profile currently supplied to the market for wood / wood composite materials. In the future, with additional capital investment, the Company will also manufacture competitive products for the form molded and injection molded trim market place (dental crown molding, dental chair rail, etc.).

Product Attributes

The Company's product has a smooth surface clear of any imperfections (raised grain, knots, furring). It will not crack, split or dent nor will not swell or degrade when wet. The moldings can be applied with the same methods as used by industry today for wood and wood composite products. Furring is the raising of the softer grain of the wood through sawing or plaining.

              Sawable, nailed, screwed, drilled, milled and painted

The product is white and does not require a primer coat of paint. In many applications one (1) finished coat of paint is all that is required. For the home builders, installers and "Do-it-Yourself" users this means less time and expense to complete a project.

3. Competition

The competition in the paint-grade, wood moldings industry is as follows:

Finger jointed pine

Finger Jointed Pine is the traditional trim and molding substrate and has wide market acceptance. However, the market share for this commodity product is slipping due in part to:

* Increasing cost for the substrate raw material
* Tendency to be labor intensive to finish (grain raising, knots, cracking, warping, finger joint separation, etc.)

Medium Density Fiberboard (MDF)

MDF has become the substitute for traditional finger jointed pine due to the lower cost to manufacture. However, the product has reluctant market acceptance and has experienced a difficult market introduction due in part to:

* The tendency for the product to be difficult to apply (nailing and screwing)
* The product furs-out when painted
* The product swells and degrades when wet
* The product is much heavier than traditional wood

Vinyl wrap wood products

Vinyl wrap wood composite products are another attempt by the manufacturers to offer a low cost alternative. However, this product has difficulties due in part to the following factors:

* These products do not wear well (dent, scratch, chip)
* The products are typically not well manufactured
* The process to produce the products is time consuming and capital intensive; this results in generally lower margins
* The product has not gained wide market acceptance.

PVC and other plastic products

PVC/Plastic suppliers have attempted to make inroads in this market. Its attributes include:

* High cost to manufacture
* Difficult / different application methodologies
* Limited non-industry standard profiles
* Toxic fumes
* The product has gained limited market share due to the low quality of the product.


4. Pricing



The Company's (FMCI) products are being sold in the market at prices at least 40% less than Finger Jointed Pine, 25% less than PVC and on a par with MDF and vinyl wrapped wood. The Company's customers are purchasing the product at these prices to the full extent of its production capacity.

    The lower selling price coupled with having a superior product creates the competitive position of our mouldings in the construction industry. Our current market share is almost not worth mentioning due to the fact that we have just recently commenced marketing the product.

       5. Marketing

The Company has chosen to break the market into categories that we will sell to in a different manor as they each require a different approach by our sales staff. The Company utilizes both the traditional distribution channels for construction materialsie small lumber yards, single home builders and the "do-it-yourself" as well as direct sales to our key identified accounts.

National Accounts

The large national accounts that the Company has chosen to service directly are concentrated in the:



1. Supply and Install (Subcontractors to the large home/tract builders or independent contractors who bid on installing trim for an entire subdivision that a builder is putting in homes)

2.  Specialty products VAR (Door / Window / Trim)   (VAR means Value added such
as using our trim to produce part of a window or door etc.)


3.  Large Wholesale Lumber Yards

We are currently dealing with Tamerack Lumber, Plywood & Trim who are both large national type accounts in Canada and they are purchasing product. Mattamey Homes, Rosehill Homes and others to numerous to mention are considered by us to be national accounts. None are being dealt with in the United States.

4.

Distribution Channel


The Distribution Channel will be focused on servicing the Small lumberyards,
Single Home Builders and the "Do-it-Yourself" market.   This will be
accomplished through direct sales by our in house sales staff. We are not dependant on any one or more customers for our business as the customer base
will be well spread out throughout North America.   Historically this business
does not operate on a contract basis but rather on a purchase order basis as product is needed.

This market is dominated by a small number of Retail Chain stores in the United States and Canada -

* U.S. -- Home Depot, Menard, True Value, Etc.
* Canada -- Home Depot, Lansing & Revelstoke, Cashway, Home Centre, Beaver Lumber, Etc.

The National accounts as listed above have been talked to by our sales staff
but nothing has been concluded by way of any significant sales to date.   Those
talked to have been Home Depot, Lansing and Cashway in Canada only.

6. Manufacturing

The current Manufacturing Operation is located in a 10,000 sq.ft. facility that will handle two complete extrusion lines. The Company has been producing product to date on a pilot plant extrusion line that has very limited capacity.
  The Company must raise the sum of $700,000 to replace this line with a full
production line.   The cashflow from this one line will finance the additional
line without the Company having to seek additional funding.   Currently there
is no one large customer that is purchasing our product as the sales mix of customers is fairly wide spread.

        The Company has recently recruited a tool and die maker who will design and manufacture all of its dies/calibrators/sizers internally. The Company has acquired a milling machine for this segment of manufacturing. This internal capability will enable the Company to respond rapidly to the market requirements for different or additional profiles.

The Company has acquired the following equipment for the extrusion lines, 1 twin screw extruder, 6 cooling tanks, 4 pullers, 1 cut-offsaw, 4 dump tables and a complete wood graining system.

The Company does not anticipate any difficulties or adverse financial impact if raw materials are disrupted from one supplier. As previously mentioned, the Company's raw materials are readily available throughout Canada and the United States from a wide variety of sources.


Description of Properties

The Company's executive offices are located at 5230 South Service Road, Burlington, Ontario, Canada. The executive offices are comprised of 11 rooms covering 2,300 sq.ft. All general, sales and administrative oversight of the Company is conducted out of these offices. The offices are leased on a month-to-month basis. Rent is $1,271.00 (US) per month.

The Company also maintains production facilities (FMCI wholly-owned Subsidiary) for its products at 5430 Harvester Road, Unit A, Burlington, Ontario, Canada. These production facilities are leased with the current lease due to expire on February 11, 2002. Rent is $4,290.00(US) per month. At these facilities the Company maintains all of its production and shipping materials. The Company also stores its raw materials at these facilities.


Directors, Executive Officers and Significant Employees

The following table sets forth the identity of all officers and directors of the Company, their titles and when their term as directors, if any, expires.

Name          Title as Director        Title as Officer    Term as

                   Director Expires


Blaine C. Froats Chairman of the Board CEO       May 31, 2000

Sean Froats        Director       Secy/Treasurer      May 31, 2000


The following table sets forth the identity of all key personnel who are not officers or directors of the Company and their titles.



Name/Address/Occupation                Title

William McMurdy                        Plant Manager - FMCI

Glen Law                          Sales Manager - FMCI


Business Experience of Directors, Officers and Significant Employees

Sean Froats - Sean Froats, Secretary/Treasurer of the Company was born on February 26, 1971 in Canada. Mr. Froats began his employment career in 1989 with Price Club (Canada) in sales and marketing. In December 1994 Sean Froats began working for Canadian Imperial Bank of Commerce ("CIBC") as a customer service representative. His primary duties at CIBC involved collection matters. From June 1995 to the present, Mr. Froats worked for EFT, ESC and FMCI. His primary duties at these companies included day-to-day oversight of marketing and sales. Now Mr. Froats' principal responsibilities are as administrative assistant to the Chairman and the President. Mr. Froats has a wife and one child.

Blaine Froats - Blaine Froats, Chairman and CEO of the Company was born May 16, 1937. Over the past ten years Mr. Froats has devoted his full time to developing the process and technological know-how which forms the basis of the Company's business. He accomplished this while CEO of ESC, EFT, FMCI and Environmental Plastics Corporation. Mr. Froats is responsible for general administrative matters at the Company and significantly involved in the planning and development for the Company and its products. Blaine and his wife reside in Ontario.

William McMurdy - William McMurdy, Plant Manager for FMCI is 35 years old and has been employed at FMCI since November 1998. Prior to working at FMCI Bill worked for Master Shield for 15 1/2 years. Mr. McMurdy has been a plant manager in the plastics extrusion field for approximately sixteen years. His experience also includes research and development and die design.

Glen Law - Glen Law, Sales Manager at FMCI was born on November 6, 1962 and has been working for FMCI since July 1998. Mr. Law has been a sales representative in the construction trim/molding industry for approximately thirteen years. Before coming to FMCI, Glen was employed by Plywood & Tent for one year.

Involvement in Certain Legal Proceedings



No officer or director of the Company has been the subject of any order, judgment or decree of any court of competent jurisdiction or any regulatory agency enjoining him or her from acting as an investment advisor, underwriter, broker or dealer in the securities industry or as an affiliated person, director, or employee of an investment company, bank, savings and loan association or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase and sale of any securities. Nor has any such person been the subject of any order of a state authority barring or suspending for more than sixty
(60) days, the right of such person to be engaged in such activities or to be associated with such activities.

During the past five years no present or former officer, director or person nominated to become a director or officer of the Company:

1. was a general partner or officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

2. was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3. was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

4. or was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission of the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


Family Relationships

There are no family relationships between the directors or officers of the Company, either by blood or marriage, except as follows: Sean Froats is an officer and director of the Company. Sean Froats is Blaine Froats', an officer and director of the Company, son.


Remuneration of Directors and Officers

1. Compensation.

No officer or director or key personnel of the Company has had aggregate compensation exceeding $50,000 (US) per year over the past 10 years.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Company in the event of retirement at normal retirement date pursuant to any existing plan provided or contributed to by the Company or any of its subsidiaries.

Blaine Froats - Annual Salary - $ 60,000
Sean Froats    - Annual Salary - $ 50,000

No remuneration, other than as set forth above, for Blaine Froats and Sean Froats, is expected to be paid in the future, either directly or indirectly, by the Company to any officer, director or key person under any plan presently existing.

The Company does not have written employment agreements with any of its officers or employees. Neither does the Company have a bonus plan. However, the Company intends to enter into written employment agreements with its officers and key employees in the future. Also, the Company intends to implement a stock bonus plan in the future. The terms and conditions of such plan and employment agreements are subject to the approval of the Company's board of directors in their sole discretion.

Security Ownership of Management and Certain Security Holders

Principal owners of the Company (those who beneficially own directly or indirectly 5% or more of the common stock presently outstanding) starting with the largest common stockholder, as of February 26, 1999 are:

Name/Address/ Number of Shares         Percentage of  Class of Shares
Occupation              Now Held       the Total

First Floatilla (BWI) Inc.
200 North Service Rd.W. Suite 212
Oakville ON L6J 2Y1
                   4,000,000      33.138%        Common
Blaine C. Froats
1901 Pilgrims Way,
Suite 905
Oakville ON L6M 2X2
                   4,029,000      33.158%        Common

Sean Froats
1580 Parish Lane
Oakville, ON L6M 3E2
                   4,000,000
                   200,000 Option
                   @ .50 per share
                   exp. Nov. 30, 1999 33.158%         Common

J. Patrick & Marie
Keenan
8 Bedford Drive
Newtonville, NY         741,487        6.10%               Common


Note 1:Both Blaine Froats and Sean Froats are shareholders in the Froats family holding company being First Flotilla (BWI) Inc. which is the record owner of 4,000,000 common shares. Blaine Froats owns directly 29,000 common shares separate of the family holding company.

* -- Does not include shares purchasable under common stock options (see table below).

The number of shares beneficially owned by officers and directors, both individually and as a group, as of February 26, 1999 is:

Name/Address/ Number of Shares         Percentage of  Class of Shares
Occupation              Now Held       the Total

Sean Froats        -0-                 0%             Common
530 Falgarwood Dr., #15
Oakville, Ontario L6H 1N3

Blaine C. Froats        4,029,000           33.138%        Common
1901 Pilgrims Way, #905,
Oakville, Ontario L6J 2S2

All officers and
directors               4,029,000           33.138%        Common
as a group (2 persons)

Note 1: Both Blaine Froats and Sean Froats are shareholders in the Froats family holding company - First Flotilla (BWI) Inc. which is the record owner of 4,000,000 common shares. Blaine Froats owns directly 29,000 common shares separate of the family holding company.

-- Does not include shares purchasable under common stock options (see table below).

The number of common shares purchasable by option, warrant or rights by officers and directors, both individually and as a group, and by persons owning 10% or more of the common stock as of February 26, 1999 is:


Name of Holder     Title/Amount of     Exercise  Date of        Date of
              Securities Called    Price    Exercise       Expiration
              For by Options,                              of Option,
              Warrants or Rights                      Warrants,

                   Rights

Sean Froats   200,000 Common $.50/share     NA             11/30/99

Blaine C. Froats   200,000 Common $.50/share     NA             11/30/99

All officers and
directors as a
group (2 persons) 400,000 Common  $.50/share  NA           11/30/99

Note 1: Both Blaine Froats and Sean Froats are shareholders in the Froats family holding company - First Flotilla (BWI) Inc. which is the record owner of 4,000,000 common shares. Blaine Froats owns directly 29,000 common shares separate of the family holding company.

Interest of Management and Others in Certain Transactions

Blaine Froats, an officer and director of the Company and owner of 29,000 common shares, was also a founder of FMCI, EFT and ESC. The Company recently acquired each of these companies on terms established by Blaine Froats. While management believes that the terms of acquisition were fair, no independent valuation was performed by or on behalf of the Company. Mr. Froats and his family through their private holding company First Flotilla (BWI) Inc. received control over 4,000,000 shares of common stock of the Company as a result of the acquisitions.

Securities Being Offered

The Company's authorized capital stock consists of 20,000,000 shares of common stock, par value $.001 per share. As of February 26, 1999, 12,161,586 shares of common stock were issued and outstanding.

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the stockholders. The common stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of common stock voting for the election of directors can elect all members of the board of directors. A majority vote is also sufficient for other actions that require the vote or concurrence of the stockholders (except in matters in which more than a simple majority is required by law). Holders of common stock are entitled to receive dividends, when, as and if declared by the board of directors, in its discretion, from funds legally available therefore. Upon liquidation, dissolution or winding up of the Company, after payment to creditors, the holders of common stock are entitled to share ratably in the assets of the Company, if any. The bylaws of the Company require that only a majority of the issued and outstanding shares of common stock of the Company need be represented to constitute a quorum and to transact business at a stockholders' meeting.

The common stock has no preemptive rights or subscription, redemption or conversion privileges. All of the outstanding shares of common stock are fully paid and nonassessable.

The transfer agent for the Company's common stock is United Stock Transfer, Englewood, Colorado.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON STOCK AND OTHER SHAREHOLDER MATTERS

    A. Market Information: The Company's common stock is not presently trading in any recognized public market. The Company intends to seek sponsorship of one or more NASD member registered securities dealers and a quotation on the NASDAQ Quotation System on either the OTC Bulletin Board, Small Cap or National Market. No shares of the Company's common stock have been registered with the Securities and Exchange Commission or any state securities agency or authority (other than any state registration, if any, that may have been required with respect to private placements of Company securities).

    B.  Holders:   The number of record holders of shares of the Company's
common stock as of February 26, 1999 is 403. The aggregate number of shares of the Company's common stock issued and outstanding as of February 26, 1999 was 12,161,586.

    C. Dividends: The Company has not paid or declared any dividends on its common stock since its inception. Due to its present financial status it is not contemplated that any dividends will be declared or paid on the Company's common stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not involved and has not been involved in any litigation and, to the best of its knowledge, is not aware of any facts that would likely lead to litigation. Further, management is not aware of any threatened litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company's accountant and auditor is Gerald R. Hinshaw, CPA. The Company has no present intention to change accountants. At no time have there been any disagreements with such accountant regarding any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

In November 1998 the Company, through a number of transactions, acquired Formulated Mouldings (Canada) Inc. ("FMCI"), Environmental Shelter Corporation Inc. ("ESC") and Environmental Fuel Technology, Inc. ("EFT"). In addition, the Company also purchased a promissory note of FMCI from The Reclamation (US) Corporation and also issued common stock to FMCI employees. The terms and conditions of these transactions are as set forth below.

EFT owned all right, title and interest in and to proprietary information concerning the production of fuel from scrap containerboard waste and other material. The Company acquired that know-how by way of an agreement and plan of reorganization (the "EFT Plan"). Under the terms of the EFT Plan, the Company issued 544,500 shares of its voting common stock to the shareholders of EFT in exchange for all of the outstanding shares of EFT common stock. The book value of EFT was $544.50. The shares were issued based upon Rule 504 promulgated under the Securities Act of 1933 as amended as well as Section 4(2) of said act.

ESC owned all right, title and interest in and to proprietary technology and know-how regarding the production of extruded plastic sheeting from scrap diaper and other materials. These materials were then designed to be used in connection with plastic shelters. The Company acquired this technology by way of an agreement and plan of reorganization (the "ESC Plan"). Under the ESC Plan, the Company issued 665,000 voting common shares in exchange for all of the outstanding common stock of ESC. The book value of ESC was $665.00. The shares were issued based upon Rule 504 promulgated under the Securities Act of 1933 as amended as well as Section 4(2) of said act.

FMCI owned all right, title and interest in and to proprietary information concerning the production of extruded plastic moldings from scrap diaper and other material. The Company acquired that know-how by way of an agreement and plan of reorganization (the "FMCI Plan"). Under the terms of the FMCI Plan, the Company issued 7,180,426 shares of its voting common stock to the shareholders of FMCI in exchange for all of the outstanding shares of FMCI common stock. The book value of FMCI was $324,281.25 Canadian or $214,025.63 (US). The shares were issued based upon Rule 504 promulgated under the Securities Act of 1933 as amended as well as Section 4(2) of said act.

The Company also purchased a promissory note made by FMCI in the principal amount of $885,636.12 (Canadian) ($584,519.76 (US)). FMCI borrowed this money from The Reclamation (US) Corporation for a variety of purposes, including without limitation, working capital and research and development of its extruded plastic molding products. The Company issued 3,129,878 shares of its voting common stock to purchase the promissory note and later extinguished the note in exchange for the transfer of technology from FMCI as security for the note. The shares were issued based upon Rule 504 promulgated under the Securities Act of 1933 as amended as well as Section 4(2) of said act.

Finally, the Company issued 581,000 shares of common stock to eleven employees of FMCI. These shares were issued to acknowledge loyal, good and faithful service on the part of those employees. The shares were issued based upon Rule 504 promulgated under the Securities Act of 1933 as amended as well as Section 4(2) of said act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware law (8 Del. Code 145) under certain circumstances provides for the indemnification of the Company's officers, directors and agents against liabilities that they may incur in such capacities. The Company's Certificate of Incorporation, as amended, provides indemnification to the fullest extent allowed by Delaware law. A summary of the circumstances under which such indemnification is provided is set forth herein.

In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is or was a party, as a result of such relationship, if that person's actions were in good faith, were believed to be in the Company's best interest and were not unlawful. Unless such person is successful upon the merits in such action, indemnification may be awarded only after a determination by independent decision of the board of directors, by legal counsel or by a vote of the shareholders that the applicable standard of conduct was met by the person to be indemnified.

The circumstances under which indemnification is granted in connection with an action brought by or on behalf of the Company are generally the same as set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in the Company's best interest and with respect to which such person was not adjudged liable for negligence or misconduct.

Indemnification may also be granted pursuant to the terms of agreements that may be entered into in the future or pursuant to a vote of shareholders or directors. The law also grants the Company the power to purchase and maintain insurance which protects its officers and directors against liabilities incurred in connection with their service in such position.

PART F/S

The financial statements for the Company for the years ended May 31, 1996 through May 31, 1998, inclusive, have been examined to the extent indicated in reports by Gerald R. Hinshaw, independent certified public accountant.

VERSATECH ENVIRONMENT GROUP, INC.

(FORMERLY ENVIRONMENTAL SATELLITE CORPORATION)

AUDITED

FINANCIAL STATEMENTS

MAY 31, 1998, 1997 AND 1996

GERALD R. HINSHAW CERTIFIED PUBLIC ACCOUNTANT

113 DEERPATH DR., P.O. BOX 250 MINOOKA, ILLINOIS  60447
PHONE: (815) 467-2111 FAX: (815) 467-2116


VERSATECH ENVIRONMENT GROUP INC

(FORMERLY ENVIRONMENTAL SATELLITE CORPORATION)

TABLE OF CONTENTS                                Page Number

ACCOUNTANTS' REPORT                                   1

FINANCIAL STATEMENTS


STATEMENT 1 - BALANCE SHEETS                          2
         2 - INCOME STATEMENTS                        3
         3 - STATEMENTS OF CHANCES IN SHAREHOLDERS'
          EQUITY                                 4-5
         4 - STATEMENTS OF CASH FLOWS                 6

NOTES TO FINANCIAL STATEMENTS                              7-9


GERALD R. HINSHAW

CERTIFIED PUBLlC ACCOUNTANT 113 DEERPATH DRIVE P.O. BOX 250 MINOOKA IL 60441

BUSINESS NUMBER (815) 467-2111 FAX NUMBER(815)467-2116

INDEPENDENT AUDITORS REPORT

The Board of Directors and Stockholders
Versatech Environment Group Inc.
(Formerly Environmental Satellite Corporation)
5310 Harvester Rd., Unit A Burlington, Ontario, Canada L7L5N5

I have audited the balance sheets of Versatech Environment Group, Inc. (a Delaware Corporation) (Formerly Environmental Satellite Corporation) as of May 31, 1998, 1997 and 1996 and the related statements of income and shareholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based upon my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of VERSATECH ENVIRONMENT GROUP, INC. as of May 31, 1998, 1997 and 1996, and the results of its operations and of cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/GERALD R. HINSHAW Certified Public Accountant

Minooka, Illinois

November 24, 1998


     VERSATECH ENVIRONMENT GROUP INC (FORMERLY ENVIRONMENTAL SATELLITE CORPORATION)

BALANCE SHEETS May 31, 1998, 1997 and 1996

ASSETS                  1998         1997        1996

CURRENT ASSETS
Cash in Bank       $     -0-   $      -0-   $    -0-


OTHER ASSETS
 Organization Costs
(Note 3)                $  86,094   $   79,594   $   77,594



TOTAL ASSETS       $  86,094 $   79,594       $   77,594


LIABILITIES AND STOCKHOLDERS EQUITY


CURRENT LIABILITIES
 Accounts Payable/
Accruals(Note 4)        $  21,464   $   18,964   $   16,964


OTHER LIABILITIES
Loans/Advances due
Shareholders(Note 5)   $  21,050   $   17,050   $   17,050



TOTAL LIABILITIES       $  42,514 $   36,014   $   34,014


STOCKHOLDERS' EQUITY (See NOTE 8 - SUBSEQUENT EVENTS)

CAPITAL STOCK
Preferred Stock-
5,000,000 Shares        $     -0-   $     -0-     $     -0-
Authorized at $.01
(0) shares issued
and outstanding.

Common Stock -
100,000,000 Shares      $    608  $    608     $     608
authorized at $.001
per share, 607,817
shares issued and
outstanding at $.001
per share at May 31,
1998, 1997 and 1996.

ADDITIONAL PAID-IN
CAPITAL                 $  42,972   $   42,972     $ 42,972

TOTAL STOCKHOLDERS'
EQUITY              $  43,580   $   43,580   $   43,580

TOTAL LIABILITIES AND
STOCKHOLDERS'       $  86,094   $   79,594   $   77,594
EQUITY

"SEE ACCOUNTANTS REPORT AND ACCOMPANYING NOTES"



     VERSATECH ENVIRONMENT GROUP. INC. (FORMERLY ENVIRONMENTAL SATELLITE CORPORATION)

STATEMENTS OF INCOME For the Years Ending May 31, 1998, 1997 and 1996

                   1998           1997         1996


REVENUES           $    -0-        $   -0-      $    -0-


EXPENSES           $    -0-        $   -0-      $    -0-


NET INCOME (LOSS)  $    -0-        $   -0-      $    -0-


"SEE ACCOUNTANTS' REPORT AND ACCOMPANYING NOTES"




VERSATECH ENVIRONMENT GROUP, INC. (FORMERLY ENVIRONMENTAL SATELLITE CORPORATION)

 STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED MAY 31, 1998, 1997 AND 1996 (1988 to 1995 shown for informational purposes only)

PREFERRED STOCK No (O) Shares issued and outstanding out of 5,000,000 shares authorized.

COMMON STOCK ONLY
              Common Stock        Additional          Total
         No. of Shares  Amount    Paid In Capital


Balances forwarded from Page 5 (Environmental Satellite Corporation)
May 31, 1991  5,000,000     $  5,000       $  (1,100)    $ 3,900


Write off of Licensing Cost on
5/31/92       -0-              -0-        (2,900)     (2,900)

Waiver of Shareholder
Loans on 5/31/92   -0-              -0-         42,580      42,580


Totals as of (Environmental Satellite Corporation)
May 31, 1992      5,000,000      $   5,000  $ 38,580 $ 43,580


Stock issued 7/1/92
for services
rendered      341,667            342             (342)    -0-

Totals as of (Environmental Satellite Corporation)
May 31, 1993     5,341,667     $  5,342          $  38,238 $ 43,580


NAME CHANGED TO VERSATECH ENVIRONMENT GROUP, INC. (JUNE 12, 1993)

Stock issued for
debenture cancellation
on June 14, 1993      70,000      70              (70)     -0-

Stock issued for consulting
agreements canceled (2)
on June 23, 1993 (1) 162,500       163              (163)    -0-
                   (2) 62,500          62              (62)     -0-


New Totals at
6/23/93       5,636,667 $   5,637        $  37,943  $  43,580
(Before Reverse Stock Split)

New Totals after Board
Approved Reverse Stock
Split (1 for 10) Effective
6/30/93            563,667     $     564     $43,016    $ 43,580


Stock issued 7/29/93
for services rendered  44,150     44             (44)      -0-
(Third St. Funding)

Totals as of May 31,
1994, 1995, 1996,
1997, 1998    607,817   $     608        $  42,972  $43,580


"SEE ACCOUNTANTS' REPORT AND ACCOMPANYING NOTES"



     VERSATECH ENVIRONMENT GROUP, INC. (FORMERLY ENVIRONMENTAL SATELLITE CORPORATION)

 STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED MAY 31, 1998, 1997 AND 1996 (1988 to 1995 shown for informational purposes only)

PREFERRED STOCK - No (O) Shares issued and outstanding out of 5,000,000 shares authorized.

COMMON STOCK ONLY
              Common Stock        Additional          Total
         No. of Shares  Amount    Paid In Capital

Axelsen Advertising
and Research, Inc.
  December 31, 1987,
1988 and 1989   6,000      $       6        $     994   $   1,000

On November 14, 1990 the shareholders of Axelsen Advertising and Research, Inc. exchanged all 6,000 shares of common stock for all 20,000 shares of common stock of District Corporation, with District Corporation being the surviving corporation.

District Corp.   20,000      $    200        $     800   $  1,000


District Corporation
105 to 1 Share
Stock Split
(November 19,
 1990)   2,100,000#     $   2,100        $  (1,100)    $ 1,000


Stock Issuance for
License
(November 19, 1990)
         2,900,000+     $  2,900        $     -0-       $2,900

Totals -
11/19/90 5,000,000*     $   5,000        $  (1,100)     $3,900

Totals as of December
31, 1990 and May 31, 1991
Environmental Satellite
Corporation    5,000,000 *    $   5,000        $  (1,100)    $3,900

# Action by the Board of Directors of District Corporation on November 19, 1990 forward split the common stock on a 105 to 1 basis; maintained par value at $.001 per share after the stock split; increased authorized common shares from 1,000,000 to 100,000,000.

+ Action by the Board of Directors of District Corporation on November 19, 1990 acquired an exclusive license agreement (SEE NOTE 3) in exchange for 2,900,000 shares of common stock.

* On November 19, 1990 the Company, Environmental Satellite Corporation, merged with District Corporation in a share for share common stock exchange wherein the stockholders of District Corporation exchanged their shares of stock for those of Environmental Satellite Corporation, leaving Environmental Satellite as the surviving Corporation. District Corporation originally merged with Axelsen Advertising and Research, Inc., a Utah corporation incorporated on December 1, 1976, on November 14, 1990, leaving District Corporation as the
surviving corporation.   (SEE COMMENT ABOVE)

"SEE ACCOUNTANTS' REPORT AND ACCOMPANYING NOTES"



    VERSATECH ENVIRONMENTAL GROUP INC (FORMERLY ENVIRONMENTAL SATELLITE CORPORATION)

STATEMENT OF CASE FLOWS

FOR THE YEARS ENDING MAY 31, 1998, 1997 AND 1996

                                  1998       1997    1996

CASH FLOWS FROM OPERATING ACTIVITIES   $-0-      $-0- $-0-
Net Income (Loss)                      $-0-      $-0- $-0-

NET CASH PROVIDED (USED) BY OPERATING
 ACTIVITIES                            $-0-      $-0- $-0-

CASH FLOWS FROM INVESTING
 ACTIVITIES
Decrease in Accounts Payable           $(4,000)  $-0- $-0-

NET CASH PROVIDED (USED) BY
INVESTING ACTIVITIES                   $(4,000)  $-0- $-0-

CASH FLOWS FROM FINANCING ACTIVITIES
Loans from:
  Shareholder                     $4,000    $-0- $-0-

NET CASH PROVIDED (USED) FROM
FINANCING ACTIVITIES                   $4,000    $-0- $-0-

NET INCREASE (DECREASE) IN CASH        $-0-      $-0- $-0-

CASH BEGINNING OF YEAR                 $-0-      $-0- $-0-

CASH END OF PERIOD                $-0-      $-0- $-0-

"SEE ACCOUNTANTS' REPORT AND ACCOMPANYING NOTES"



     VERSATECH ENVIRONWENT GROUP INC (FORMERLY ENVIRONMENTAL SATELLITE CORPORATION)

NOTES TO FINANCIAL STATEMENTS

MAY 31 1998 1997 AND 1996

1. ORGANIZATION
The Company was incorporated on September 26, 1990 under the laws of the State of Delaware. On November 19, 1990, the Company merged with District Corporation, a company incorporated under the laws of the State of Nevada, in a share for share stock exchange wherein the shareholders of District Corporation, exchanged their shares of stock for those of Environmental Satellite Corporation, leaving Environmental Satellite Corporation as the surviving corporation. This exchange was accounted for as a tax-free reorganization under Section 368 (a) (1) (c), or 338H-10, the Internal Revenue Service Code, 1986, as amended. This method provides for a tax-free exchange of assets, subject to liabilities, for common stock. District Corporation originally merged with Axelsen Advertising and Research, Inc., a Utah corporation incorporated on December 1, 1976, on November 14, 1990.

On June 12, 1993, the shareholders consented to changing the Company's name to
VERSATECH ENVIRONMENT GROUP, IWC.   The Company also decided that it will be in
the business of the manufacture and sales of more environmentally friendly products for the construction and automobile industries.

On October 21, 1998 the Company the Company changed its name to ENVIRONWENTAL PRODUCTS GROUP, INC.(See Note 8 - Subsequent Events)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The accrual method of accounting is employed to meet generally accepted accounting principles (GAAP).
B. Organization Coats (See Note 3) - Organization costs will be amortized over sixty (60) months using the straight line method of amortization, upon commencement of operations.
C. Income Taxes - No provision for income taxes has been made because the Company had not commenced operations as of May 31, 1998.
D. Accounts Payable/Accruals  (See Note 4)
E. Loans/Advances due Shareholders  (See Note 5)
F. Capital Stock/Additional Paid-In Capital (See Statement of Changes in Stockholders Equity - Pages 4, 5 and Note 8)
G. Contingencies(See Note 6)
H. Commitments (See Note 7)
I. Litigation - There is no pending litigation as represented by the corporation's management.
J. Subsequent Events (See Note 8)



VERSATECH ENNIRONMENT GROUP INC (FORMERLY ENVIRONMENTAL SATELLITE CORPORATION)

NOTES TO FINANCIAL STATEMENTS MAY 31, 1998, 1997 AND 1996

3.  ORGANIZATION COSTS

Organization costs are made up of the following items:
                             1998      1997      1996
Incorporation, filings, etc.      $19,000   $17,000  $15,800
FCN Financial Services, Inc.
- Merger Fees                     36,000    36,000    36,000
United Stock Transfer - Transfer
Agent                        4,514          4,514          4,514
Audit and accounting fees         21,500    17,000    17,000
Standard and Poor's - Listing Fees     2,080          2,080          2,080
Consulting Fees                   2,750          2,750          2,750
Miscellaneous Costs               250       250       250
Total - Organization Costs        $86,094   $79,594  $77,594


4,  ACCOUNTS PAYABLE/ACCRUALS

Accounts payable/accruals are made up of the following items:
                             1998      1997      1996
Accounting/Audit Fees             $ 4,500   $ 4,000   $ 4,000
Legal Fees                        2,000     1,000       -0-
Filing Fees                  11,200    10,200     9,200
Stock Transfer Agent Fees         3,764     3,764     3,764

Total - Accounts Payable/Accruals $21,464   $18,964   $16,964

5.  LOANS/ADVANCES DUE SHAREHOLDERS

A shareholder advanced payment of $17,050.00 in late 1993 on behalf of the corporation in payment of the accounts payable by the corporation at May 31, 1993. In October, 1997, the same shareholder loaned $4,000.00 to the Company to pay audit fees payable. No terms of repayment or interest has been established as of the report date. The amount of $21,050.00 was still owed the shareholder on May 31, 1998.



     VERSATECH ENVIRONMENT GROUP, INC. (FORMERLY ENVIRONMENTAL SATELLITE CORPORATION)

NOTES TO FINANCIAL STATEMENTS MAY 31 1998, 1997 AND 1996

6.  CONTINGENCIES

These financial statements have been prepared on the basis of accounting principles applicable to a going concern. The ability of the Company to continue is dependent on its ability to raise working capital and realize profitable operations.

7.  COMMITMENTS

Stock options for 275,000 shares of common stock, held by shareholders and directors, excercisable at $.10 (ten cents) per share, expired on October 11, 1994. All restricted common stock issued has expired except for the 44,150 common shares issued on July 29, 1993 and those restricted shares expired on July 29, 1995, during the fiscal year ending May 31, 1996,

The Company had no other commitments as of the report date.

8.  SUBSEQUENT EVENTS

On October 2l, 1998, the State of Delaware approved a name change for the Company to ENVIRONMENTAL PRODUCTS GROUP, INC. Additionally, the State of Delaware approved the changing of the authorized common shares from 100,000,000 shares to 20,000,000 shares at the same $0.001 par value; the elimination of the authorized 5,000,000 shares of preferred stock; and the each share having one vote on all matters to which they are entitled to vote, without any right to cumulative voting.

On October 23, 1998, the Board of Directors and controlling shareholder approved a reverse stock split of 1 for 10 shares of common stock, effective on that date.

On November 20, 1998, the Company purchased three (3) Canadian companies; namely (1) Formulated Mouldings (Canada), Inc.; (2) Environmental Fuel
Technology, Inc.; and (3) Environmental Shelter Corporation.   These companies
were purchased for a note for $885,636.12 Canadian and 12,100,804 common voting shares.




Financial Statements of
FORMULATED MOULDINGS (CANADA) INC.
For the year ended May 31, 1998 (All figures in Canadian Dollars)

AUDITORS' REPORT
To the Shareholders of
FORMULATED MOULDINGS (CANADA) INC.

We have audited the balance sheet of Formulated Mouldings (Canada) Inc. as at May 31, 1998, and the statement of income and retained earnings, and changes in financial position for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.
We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at May 31, 1998, and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.

TORONTO, Ontario
/s/Tinkham & Associates
June 30, 1998 CHARTERED ACCOUNTANTS

Balance Sheet

As at May 31, 1998, with comparative figures for May 31, 1997

                                  1998           1997

Assets
Current assets
Bank                              $    6,308          $    705
Accounts receivable                    12,446         -
Due from related party (note 2)        9,499               6,276
Inventory                              45,585         -
Prepaid expenses                       5,168               6,779

                                  79,006    13,760

Capital assets (note 3)                230,868        5,284

                             $    309,874   $19,044

Liabilities
Current liabilities
Accounts payable and accrued liabilities    $81,873    $   -
Note payable - related party (note 4)  576,520   30,840

                                  658,393   30,840


Shareholders' Equity

Common shares (note 5)                 1              1

Retained earnings                      (348,520) (11,797)

                             $    309,874   $ 19,044


Statement of Income and Retained Earnings

Year ended May 31, 1998, with comparative figures for period ended May 31, 1997

                                  1998           1997

Sales                             $    2,082          $    -

Expenses
Advertising and promotion              570            -
Amortization                      21,603         -
Automobile                             113            -
Bank Charges                      493            67
Building maintenance                   1,625               -
Casual labour                     34,653         1,250
Consulting fees                        24,825         -
Dues and subscriptions                 80             -
Equipment rental                       2,577               206
Forklift lease                         9,831               -
Insurance                              1,860               -
Miscellaneous                     3,479               251
Office supplies                        8,232               797
Plant supplies                         15,619         783
Postage and delivery                   448            -
Printing & reproductions               887            -
Professional services                  13,586         -
Rent                                   48,576         6,529
Repairs and maintenance                1,041               -
Research and development               4,049               -
Security                          1,919               -
Shipping and receiving                 2,683               160
Telephone                              9,756               944
Travel and entertainment               1,063               410
Utilities                              11,849         400
Wages and benefits                117,388        -

                                  338,805   11,797

Net (loss) for the year                (336,723) (11,797)

Retained earnings (deficit), June 1         (11,797)       -

Retained earnings (deficit), May 31    $    (348,520) $(11,797)





Statement of Changes in Financial Position

Year ended May 31, 1998, with comparative figures for period ended May 31, 1997

                                  1998           1997

Operating activities
Cash provided (used) by operations
Net (loss) for the year           $    (336,723) $(11,797)
Charges to income not involving cash
Amortization of capital assets         21,603    -

                                  (315,120) (11,797)

Changes in non-cash working capital components
Accounts receivable                    (12,446)       -
Due to related party                   (3,223)   (6,276)
Inventories                            (45,585)  -
Prepaid expenses                       1,611          (6,779)
Accounts payable and accrued liabilities    81,872    -
Note payable - related party           545,680   30,840

                                  567,909   17,785

Increase in cash from operating
Activities                             252,789   5,988

Financing activities
Issue of common share                       -    1

Investing activities
Purchase of capital assets (net)       (247,186) (5,284)

Increase in cash                       5,603          705

Cash, June 1                      705       -

Cash, May 31                 $    6,308          $    705


Notes to Financial Statements

May 31, 1998

1.  Accounting policies
The financial statements have been prepared by management in accordance with generally accepted accounting principles. The preparation of Formulated Mouldings (Canada) Inc. financial statements in conformance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expense during the reporting period. Actual results could differ from such estimates.

Significant accounting policies are:
(a) Inventory
Inventory is valued at the lower of cost and estimated net realizable value, with cost being determined on a first-in, first-out basis.
(b) Capital assets, and amortization
Capital assets are valued at historical cost. Amortization is calculated using the straight-line balance method based on the following annual rates:

    Furniture and equipment  20%
    Computer equipment  25%
    Leasehold improvements   20%
    Machine and equipment    10%
    Dies 20%

2.  Due from related party
Amounts due from related party are non-interest bearing and without specific terms of repayment.

3.  Capital assets

                                       1998      1997

                             Accum.    Net Book   Net Book
                   Cost      Amort.    Value          Value

Furniture and equipment $23,225   $2,323    $20,902    $3,164
Computer equipment 66,251    8,281          57,970    1,105
Leasehold improvements  12,920    2,584          10,336    1,015
Machinery and equipment 131,855   6,593          125,262   -
Dies                    18,220    1,822          16,398    -

                   $252,471  $21,603   $230,868   $5,284

4.  Note payable - related party
The note payable to a related party is non-interest bearing and has no fixed terms of repayment.

Notes to Financial Statements

May 31, 1998

5.  Common shares

                   1998      1997

Authorized
Unlimited common shares

Issued
1 common share     $    1         $    1

6.  Lease commitments
The company has a lease commitment for its premises and requires payments as follows:

    Year Amount

    1999 $ 41,790
    2000 44,402
    2001 46,641
    2002 48,879
    2003 8,209
Equipment lease commitments require monthly payments of $577 and expire June, 1999.


PART III

ITEM 1.  INDEX TO EXHIBITS

The exhibits filed with this Form 10-SB are as follows:

2 (i)

A. Certificate of Incorporation of the Company, as amended
B. Certificate of Incorporation of FMCI, as amended
C. Certificate of Incorporation of EFT, as amended
D. Certificate of Incorporation of ESC, as amended

2. (ii)

E. Bylaws of the Company
F. Bylaws of FMCI
G. Bylaws of EFT
H. Bylaws of ESC

3.

I. Specimen Common Stock Certificate

6.

J. Lease Agreement dated May 1997 by and between Fairgate Centre Ltd. and The Reclamation (US) Corporation.
K. Agreement and Plan of Reorganization between the Company and FMCI dated November 20, 1998
L. Agreement and Plan of Reorganization between the Company and EFT dated November 20, 1998
M. Agreement and Plan of Reorganization between the Company and ESC dated November 20, 1998

SIGNATURES

    In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                        ENVIRONMENTAL PRODUCTS GROUP, INC.



                        By:_____________________________
                        Blaine C. Froats, Chairman/CEO